                                                                                                                                                                                                                                                                                                            EXHIBIT 99.1

Magal Security Systems Reports
First Quarter 2016 Financial Results

YEHUD, ISRAEL, May 31, 2016 -- Magal Security Systems, Ltd. (NASDAQ: MAGS) today announced its financial results for the three month period ended March 31, 2016. Management will hold an investors’ conference call later today, at 10:00 a.m. Eastern Time and 5:00 p.m. Israel time, to discuss the results.

RESULTS SUMMARY

•	Revenues of $12.6 million, up 7.2% year-over-year;

•	Gross margin of 49.6%;

•	Operating income of $0.6 million;

•	Net cash and equivalents of $37.5 million at quarter-end;

FIRST QUARTER 2016 RESULTS

Revenues in the first quarter of 2016 were $12.6 million, an increase of 7.2% compared with revenues of $11.8 million in the first quarter of 2015 and a decrease of 34.6% compared with revenues of $19.3 million in the prior quarter. Gross profit in the first quarter of 2016 was $6.2 million, or 49.6% of revenues, compared with gross profit of $4.4 million or 37.7% of revenues in the first quarter of 2015 and a gross profit of $10.9 million, or 56.4% of revenues, in the fourth quarter of 2015. The change in gross margin between quarters is a function of revenue mix between volume of projects executed, and volume of products and services sold.

Operating income in the first quarter of 2016 was $0.6 million compared to an operating loss of $1.2 million in the first quarter of 2015 and operating income of $2.9 million in the fourth quarter of 2015.

Net loss in the first quarter of 2016 was the same as the first quarter of 2015 - $0.5 million, or $0.03 per share, compared to net income of $2.5 million, or $0.15 per share, in the fourth quarter of 2015. The changes in exchange rates versus the US dollar in the first quarter negatively affected the financial expenses, as it reporting financial expenses of $859,000 in the first quarter of 2016 compared to financial income of $675,000 in the first quarter of 2015 and financial income of $138,000 in the fourth quarter of 2015.

Cash, short term deposits and restricted deposits, net of bank debt, as of March 31, 2016, was $37.5 million, or $2.30 per share, compared with cash and short term deposits, net of current bank debt, of $31.1 million, or $1.90 per share, at December 31, 2015.

MANAGEMENT COMMENT

Commenting on the results, Mr. Saar Koursh, CEO of Magal, said, “We are pleased with the first quarter results, particularly with the positive operating income in a quarter which historically is seasonally weak. Compared with last year, we grew our top line by 7%, demonstrated a higher than average level of gross margins while maintaining a flat level of expenses.”

“Magal has recently seen a number of positive developments. We have seen some important contract wins including orders to secure prisons in West Africa, as well as a Power Utility in Latin America. In addition, beginning in April, we expanded our product portfolio, offering state of the art video surveillance software as a result of our recent acquisition of Aimetis Corp. It is our long-term intention to strengthen the product and service legs of our business, and while it will take time to fully realize the synergies of our recent acquisition, Magal is clearly on the right path,” concluded Mr. Koursh.

INVESTORS’ CONFERENCE CALL INFORMATION:

The Company will host a conference call later today, May 31, 2016, at 10:00 a.m. Eastern Time and 5:00 p.m. Israel time.

To participate, please call one of the following teleconferencing numbers:

US: 1 888 407 2553; Israel: 03 918 0687; UK: 0 800 917 9141; Intl.: +972 3 918 0687

If you are unable to connect using the toll-free numbers, please try the international dial-in number.

A replay of the call will be available on the Company’s website for three months from the day after the call. The link to the replay will be accessible at www.magal-s3.com.

ABOUT MAGAL S3

Magal S3 is a leading international provider of solutions and products for physical and cyber security, as well as safety and site management. Over the past 45 years, Magal S3 has delivered tailor-made security solutions and turnkey projects to hundreds of satisfied customers in over 80 countries - under some of the most challenging conditions.

Magal S3 offers comprehensive integrated solutions for critical sites, managed by Fortis4G - our 4th generation, cutting-edge PSIM+SIEM platform. The solutions leverage our broad portfolio of homegrown Perimeter Intrusion Detection Systems (PIDS), advanced outdoors CCTV / IVA technology and Cyber Security solutions.

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

For more information:

Magal S3 Ltd. Saar Koursh, CEO Tel: +972 3 539 1421 Assistant: Ms. Elisheva Almog E-mail: elishevaa@magal-s3.com Web: www.magal-s3.com	GK Investor Relations Ehud Helft / Gavriel Frohwein Tel: (US) +1 646 688 3559 E-mail: magal@gkir.com

* Tables to follow *

MAGAL S3 LTD.
 UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(All numbers except EPS expressed in thousands of US$)

	Three Months Ended March 31,
	2015	2016	% change
Revenue	11,758	12,603	7.2
Cost of revenue	7,322	6,357

Gross profit	4,436	6,246	40.8
Operating expenses:
Research and development, net	917	1,276	39.1
Selling and marketing	2,897	2,606	(10)
General and administrative	1,817	1,741	(4.2)
Total operating expenses	5,631	5,623	(0.1)

Operating income (loss)	(1,195)	623
Financial expenses (income), net	(675)	859

Income (loss) before income taxes	(520)	(236)

Taxes on income	2	227

Net income (loss)	(522)	(463)

Income (loss) attributable to non-controlling interests	72	(13)

Net income (loss) attributable to Magal shareholders'	(450)	(476)

Basic and diluted net earnings (loss) per share	(0.03)	(0.03)

Weighted average number of shares used in computing basic net earnings (loss) per share	16,269,439	16,398,872

Weighted average number of shares used in computing diluted net earnings (loss) per share	16,269,439	16,398,872

	Three Months Ended March 31
	2015%	2016%

Gross margin	37.7	49.6
Research and development, net as a % of revenues	7.8	10.1
Selling and marketing as a % of revenues	24.6	20.7
General and administrative as a % of revenues	15.5	13.8
Operating margin	-	4.9
Net margin	-	-

MAGAL S3 LTD.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All numbers expressed in thousands of US$)

	December 31,	March 31,
	2015	2016
CURRENT ASSETS:
Cash and cash equivalents	$27,319	$29,667
Short-term bank deposits	3,055	7,550
Restricted deposits	786	256
Trade receivables, net	13,706	9,582
Unbilled accounts receivable	5,597	4,786
Other accounts receivable and prepaid expenses	2,107	2,045
Inventories	7,879	7,521

Total current assets	60,449	61,407

LONG TERM INVESTMENTS AND RECEIVABLES:

Long-term trade receivables	617	562
Long-term deposits and restricted bank deposits	136	132
Severance pay fund	1,761	1,739
Deferred income taxes	1,055	1,064

Total long-term investments and receivables	3,569	3,497

PROPERTY AND EQUIPMENT, NET	5,415	5,561

INTANGIBLE ASSETS, NET	1,313	1,254

GOODWILL	4,250	4,376

TOTAL ASSETS	$74,996	$76,095

	December 31,	March 31,
	2015	2016

CURRENT LIABILITIES:

Trade payables	$3,185	$2,850
Customer advances	2,520	2,377
Other accounts payable and accrued expenses	10,748	10,317

Total current liabilities	16,453	15,544

LONG-TERM LIABILITIES:
Long-term bank debt and other long-term payables	15	17
Deferred income taxes	173	181
Accrued severance pay	2,660	2,686

Total long-term liabilities	2,848	2,884

SHAREHOLDERS' EQUITY
Share Capital: Ordinary shares of NIS 1 par value -
Authorized: 39,748,000 shares at December 31, 2015 and March 31, 2016; Issued and outstanding: 16,398,872 shares at December 31, 2015 and March 31, 2016	4,968	4,968
Additional paid-in capital	69,888	69,956
Accumulated other comprehensive income (loss)	(1,850)	(442)
Foreign currency translation adjustments (stand alone financial statements)	406	1,365
Accumulated deficit	(17,629)	(18,105)

Total shareholders' equity	55,783	57,742
Non-controlling interest	(88)	(75)

TOTAL SHAREHOLDERS' EQUITY	55,695	57,667

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$74,996	$76,095